Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

State or other jurisdiction of
Name	incorporation or organization

Ply Gem Industries, Inc.	Delaware
Great Lakes Window, Inc.	Ohio
Kroy Building Products, Inc.	Delaware
Napco, Inc.	Delaware
Variform, Inc.	Missouri
MWM Holding, Inc.	Delaware
MW Manufacturers Inc.	Delaware
AWC Holding Company	Delaware
Alenco Holding Corporation	Delaware
AWC Arizona, Inc.	Delaware
Alenco Interests, L.L.C.	Delaware
Alenco Extrusion Management, L.L.C.	Delaware
Alenco Building Products Management, L.L.C.	Delaware
Alenco Trans, Inc.	Delaware
Glazing Industries Management, L.L.C.	Delaware
New Alenco Extrusion, Ltd.	Texas
New Alenco Window, Ltd.	Texas
New Glazing Industries, Ltd.	Texas
Alenco Extrusion GA, L.L.C.	Delaware
Aluminum Scrap Recycle, LL.C	Delaware
Alenco Window GA, L.L.C.	Delaware
Mastic Home Exteriors, Inc.	Ohio
Ply Gem Pacific Windows Corporation	Delaware
Ply Gem Canada, Inc.	Alberta, Canada